Newmont Mining Corporation
6363 South Fiddler’s Green Circle
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.5837
www.newmont.com

November 7, 2013

via EDGAR

Mr. Adam Turk

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2012 (the “Form 10-K”)
Filed February 22, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013 (the “Form 10-Q”)
Filed July 26, 2013
Supplemental Response submitted October 17, 2013
File No. 001-31240

Dear Mr. Turk:

Further to your conversation with Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary of the Company, on November 7, 2013, I am writing to confirm the Company’s request for a ten (10) business day extension to the deadline for responding to the comments raised by the Staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) in its letter to the Company dated November 1, 2013 (the “Comment Letter”), with respect to the above referenced public reports on Form 10-K and Form 10-Q. Therefore, we expect to respond to the Staff’s Comment Letter by no later than December 2, 2013. We extend our thanks to the Staff for allowing this extension.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 837-5737, Laurie Brlas, Executive Vice President and Chief Financial Officer, at (303) 837-5990, or Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Stephen P. Gottesfeld

Stephen P. Gottesfeld

Executive Vice President, General Counsel and Corporate Secretary

cc:	John Reynolds , James Giugliano, Brian Bhandari, James Lopez